Ex. 21

Syntroleum International Corporation (a Delaware corporation)

Syntroleum Australia License Corporation (a Delaware corporation)

Syntroleum Australia Credit Corporation (a Delaware corporation)

Syntroleum Sweetwater Holdings Corp. (a Delaware corporation)

Scout Development Corporation (a Missouri Corporation)

* Dynamic Fuels, LLC ( a Delaware limited liability company)

*	Dynamic Fuels, LLC is 50% owned by Syntroleum Corporation and is not controlled or consolidated by Syntroleum Corporation.